UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 16

MPG OFFICE TRUST, INC.
(Name of Subject Company)

DTLA FUND HOLDING CO.

BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.

BROOKFIELD DTLA HOLDINGS LLC

BOP MANAGEMENT INC.

BROOKFIELD OFFICE PROPERTIES INC.
(Names of Filing Persons (Offerors))

7.625% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

553274200
(CUSIP Number of Class of Securities)

Brett Fox
General Counsel
Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street, Suite 330

Toronto, Ontario, Canada M5J 2T3
(416) 369-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail P. Bomba, Esq.

Lee S. Parks, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$243,259,250.00	$33,180.56

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $25.00 cash per share all 9,730,370 outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG Office Trust, Inc.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,180.56.	Filing Party:	Brookfield DTLA Inc. and Brookfield Office Properties Inc.
Form or Registration No.:	Schedule TO.	Date Filed:	June 14, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

This Amendment No. 16 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2013, amends and supplements the Tender Offer Statement on Schedule TO filed on June 14, 2013 (as further amended and supplemented, the “Schedule TO”), relating to the offer by DTLA Inc. (as defined below) to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of MPG Office Trust, Inc., a Maryland corporation (“MPG”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Brookfield DTLA Inc. (“DTLA Inc.”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws Canada (“BPO”), on June 14, 2013, as amended by this Amendment, which is being filed on behalf of DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA Holdings LLC (“Brookfield DTLA”), Brookfield DTLA Fund Properties Holding Inc. (“Properties Holding Inc.”), a Delaware corporation formed for purposes incidental to the Offer and the other transactions contemplated by the Merger Agreement (as defined below) and a direct wholly-owned subsidiary of Brookfield DTLA, Brookfield DTLA and BPO, and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by MPG on June 20, 2013, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by holders of Shares before any decision is made with respect to the Offer. As used herein, references to “Offeror” mean DTLA Inc., the Maryland Purchaser and/or Properties Holding Inc., as applicable and, where appropriate, the Maryland Purchaser and Properties Holding Inc. acting together. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, that Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG and MPG Office, L.P.

Documentation relating to the Offer has been mailed to holders of Shares and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, NY 10016, or by calling toll-free at (800) 322-2885.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 6:00 p.m., New York City time, on Monday, October 14, 2013. The depositary for the Offer has indicated that, as of the expiration of the Offer, approximately 372,901 of the outstanding Shares (excluding Shares subject to guarantees of delivery) had been validly tendered and not properly withdrawn in the Offer, representing approximately 3.832% of the outstanding Shares.  All Shares that were validly tendered and not properly withdrawn in the Offer have been accepted for purchase and payment at the Offer Price, and all holders of these Shares will be paid promptly in accordance with the terms of the Offer.

Shares that were not validly tendered in the Offer remain outstanding and, at the effective time of the REIT Merger, each outstanding Share will be converted into, and canceled in exchange for, one Sub REIT Series A Preferred Share, which will have rights, terms and conditions that are substantially the same as those of the Company Preferred Stock. On October 9, 2013, BPO and MPG announced that they expect to close the transaction and consummate the REIT Merger on October 15, 2013.

Following the REIT Merger, the Shares will cease to be traded on the NYSE.

On October 15, 2013, BPO issued a press release announcing the successful completion of the Offer. The full text of the press release is filed with this Schedule TO as Exhibit (a)(5)(S) hereto and is incorporated herein by reference.”

ITEM 12.    EXHIBITS

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Document
(a)(5)(S)	Press Release, dated October 15, 2013, issued by BPO.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2013	DTLA FUND HOLDING CO.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: October 15, 2013	BROOKFIELD DTLA HOLDINGS LLC By: Brookfield DTLA GP LLC, its Managing Member
	By:	/s/ G. Mark Brown

		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: October 15, 2013	BOP MANAGEMENT INC.
	By:	/s/ G. Mark Brown

		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: October 15, 2013	BROOKFIELD OFFICE PROPERTIES INC.
	By:	/s/ G. Mark Brown

		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer
Dated: October 15, 2013	BROOKFIELD DTLA FUND PROPERTIES HOLDING INC.
	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated June 14, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on June 14, 2013.*

(a)(5)(A)	Press Release, dated April 25, 2013, issued by BPO (incorporated by reference to the Schedule TO-C, File No. 005-79154, filed by Offeror and BPO with the SEC on April 25, 2013).*

(a)(5)(B)	Press Release, dated June 14, 2013, issued by BPO.*

(a)(5)(C)	Press Release, dated June 27, 2013, issued by BPO.*

(a)(5)(D)	Press Release, dated July 17, 2013, issued by BPO.*

(a)(5)(E)	Press Release, dated July 24, 2013, issued by BPO.*

(a)(5)(F)	Excerpt of Press Release announcing second-quarter 2013 earnings results, dated July 26, 2013, issued by BPO.*

(a)(5)(G)	Excerpt of transcript of conference call held by BPO on July 26, 2013, regarding the second-quarter 2013 earnings release of BPO.*

(a)(5)(H)	Press Release, dated August 2, 2013, issued by BPO.*

(a)(5)(I)	Press Release, dated August 9, 2013, issued by BPO.*

(a)(5)(J)	Press Release, dated August 16, 2013, issued by BPO.*

(a)(5)(K)	Press Release, dated August 23, 2013, issued by BPO.*

(a)(5)(L)	Press Release, dated August 30, 2013, issued by BPO.*

(a)(5)(M)	Press Release, dated September 9, 2013, issued by BPO.*

(a)(5)(N)	Press Release, dated September 16, 2013, issued by BPO.*

(a)(5)(O)	Press Release, dated September 23, 2013, issued by BPO.*

(a)(5)(P)	Press Release, dated September 30, 2013, issued by BPO.*

(a)(5)(Q)	Press Release, dated October 4, 2013, issued by BPO.*

(a)(5)(R)	Press Release, dated October 9, 2013, issued by BPO and MPG.*

(a)(5)(S)	Press Release, dated October 15, 2013, issued by BPO.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*

(d)(2)	Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on May 20, 2013).*

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on July 10, 2013).*

(d)(4)	Third Amendment to Agreement and Plan of Merger, dated as of August 14, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on August 15, 2013).*

(d)(5)	Form of Articles Supplementary, 10,000,000 Shares of 7.625% Series A Cumulative Redeemable Preferred Stock of DTLA Fund Office Trust Investor Inc.*

(d)(6)	Articles of Incorporation of Brookfield DTLA Fund Office Trust Investor Inc.*
(d)(7)	Bylaws of Brookfield DTLA Fund Office Trust Investor Inc.*

(d)(8)	Guarantee, dated April 24, 2013, delivered to MPG by BPO in favor of MPG (incorporated by reference to Exhibit E of Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*

(d)(9)	Confidentiality Agreement, dated July 31, 2012, by and between MPG and BPO.*

(d)(10)	Assignment and Assumption Agreement, dated as of June 27, 2013, by and among Brookfield DTLA Inc., DTLA Fund Holding Co. and, for purposes of Section 3 thereof only, BPO.*

(d)(11)	Assignment and Assumption Agreement, dated as of August 2, 2013, by and among DTLA Fund Holding Co., Brookfield DTLA Fund Properties Holding Inc. and, for purposes of Section 3 thereof only, BPO.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.